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SECURI 08031585 .ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~SEI INVESTMENTS DISTRIBUTORS~~ SEI Investments Distribution Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks (City) Pennsylvania (State) 19456 (Zip Code)

SEC Mail Processing Section
APR 15 2008
Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 29 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

pk 4b

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEI INVESTMENTS DISTRIBUTION CO., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joseph Billips, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Feb. 1, 2009
Member, Pennsylvania Association of Notaries

Signature Maxine J. Chou

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SEI Investments Distribution Co.

Statement of Financial Condition
December 31, 2007

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 25, 2008

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2007

(in thousands of dollars, except share data)

Assets	
Cash	$ 1,375
Cash segregated in compliance with federal and other regulations	10,000
Deposits with clearing organizations	100
Receivables from customers, net of allowance for doubtful accounts of $40	866
Fees receivable from affiliated funds	5,670
Fees receivable from non-affiliated funds, net of allowance for doubtful accounts of $29	15,367
Receivable from affiliate	135
Receivable from clearing organizations, net of allowance for doubtful accounts of $19	1,876
Securities owned, at market value	24,668
Fixed assets, at cost, net of accumulated depreciation and amortization of $1,400	38
Deferred income taxes	893
Other assets	1,235
Total assets	$ 62,223
Liabilities and Shareholder's Equity	
Payable to customers	$ 7,005
Fees payable	15,850
Payable to parent	2,361
Payable to affiliates	4,157
Payable to clearing organizations	107
Securities sold not yet purchased, at market value	73
Deferred income taxes	2,178
Other liabilities	1,879
Total liabilities	33,610
Commitments and contingencies (Note 7)	
Shareholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	8,303
Total shareholder's equity	28,613
Total liabilities and shareholder's equity	$ 62,223

The accompanying notes are an integral part of this financial statement.

(in thousands of dollars, except share data)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

Revenue Recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a trade date basis. Fees earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. Distribution and shareholder servicing fees are offset by payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $10,000 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Payable to customers on the Statement of Financial Condition represents primarily soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

Securities Transactions

Securities owned on the accompanying Statement of Financial Condition include $16,775 in United States Treasury Securities, $7,892 in money market accounts and $1 in equity securities.

Securities owned and securities sold but not yet purchased are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments.

(in thousands of dollars, except share data)

Fixed Assets
Fixed assets consist of the following at December 31, 2007:

		Estimated Useful Lives *(in years)*
Capitalized software	$ 880	3
Purchased software	106	3
Furniture	64	5
Equipment	388	5
	1,438	
Less: Accumulated depreciation and amortization	(1,400)	
	$ 38	

Fixed assets are recorded at historical cost. Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives for financial accounting purposes, while accelerated methods are used for income tax purposes.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, SIDCO had net capital of $22,335, which exceeded its minimum requirement by $22,085.

4. Income Taxes

SIDCO accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, the asset and liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. SIDCO also provided income taxes on a separate company basis for states which do not allow a unitary filing. The provision recorded approximates SIDCO's current and deferred tax expense had SIDCO filed a separate tax return. Deferred income taxes result from temporary differences between tax

(in thousands of dollars, except share data)

and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below. The principal temporary differences relate to the timing of recognition of certain revenue and certain accruals and reserves not currently deductible for tax purposes.

At December 31, 2007, SIDCO has deferred income tax assets of $893 and deferred tax liabilities of $2,178. There is a valuation allowance against deferred tax assets in the amount of $4,063. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss.

The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

State deferred income taxes	$ 247
Accruals and reserves not currently deductible for tax purposes	334
Book/tax difference of recorded assets	(3,323)
Revenue recognized in different periods	544
Stock based compensation expense	913
	$ (1,285)

The Company had no interest or penalty in 2007.

5. New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes* which clarifies FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 sets forth a specific recognition threshold and measurement method for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. It also provides guidance on classification, interest and penalties, accounting for interim periods, disclosure and transition. FIN 48 amends FASB Statement No. 5, *Accounting for Contingencies* by indicating that it no longer applies to accounting for income taxes. The pronouncement is effective for fiscal years beginning after December 15, 2006, thus for the Company's 2007 statement of financial condition. Effective January 1, 2007, the Company adopted the provisions of FIN 48 which did not have an impact on its statement of financial condition. The Company did not have any unrecognized tax benefit as of January 1, 2007 and December 31, 2007.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB voted to ratify proposed FASB Staff Position (FSP) FAS 157-b (FSP FAS 157-b) which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This proposed FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for fiscal 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as

(in thousands of dollars, except share data)

noted in proposed FSP FAS 157-b. The partial adoption of SFAS 157 is not expected to have a material impact on the Company's financial position.

In February 2007, the FASB issued FASB Statement No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material effect on our Statement of Financial Condition.

6. Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

As to the right to charge, SIDCO has no maximum amount and applies this right to all trades executed through the clearing broker. SIDCO believes there is no maximum amount assignable to this right. At December 31, 2007, SIDCO has recorded no liabilities with regard to the right. During 2007, SIDCO paid no amounts to the clearing brokers related to these guarantees.

7. Commitments and Contingencies

In the normal course of business, the Company is party to various claims as well as various regulatory examinations and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect upon the Company's financial position.

8. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is subject to certain management controls and policies maintained by its parent and is a party to various service agreements with affiliates of SEI. Accordingly, the financial position presented in the preceding Statement of Financial Condition may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several RICs, which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $5,670 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its services pertaining to shareholder services for SEI Class A shares. Fees payable to SPTC amount to $2,774 and are reflected on the accompanying Statement of Financial Condition.

(in thousands of dollars, except share data)

The net effect of intercompany's transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $5,000 dividend to SEI on May 3, 2007.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to 8% of the revenues derived from the use of the SEI trademark. The payable of $785 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Payable to affiliates account on the accompanying Statement of Financial Condition.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. Stock options are granted with an exercise price equal to the fair market value of SEI's common stock on the date of grant. All outstanding stock options have performance vesting conditions based on the attainment of certain earnings per share targets established at the date of grant. Earnings per share targets are calculated exclusive of stock-based compensation expense, net of tax. The first performance condition determines vesting of 50% of the options, and a second performance condition determines the vesting of the remaining 50% of the options. The performance conditions are measured annually on December 31. Options granted prior to 2006 also could vest in their entirety seven years from the date of grant. All options outstanding have a 10-year life. The Company believes that awarding stock options with performance-based vesting schedules better aligns the interests of stockholders and employees.

In 2006, the Company adopted SFAS 123(R). The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the Company's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. The Company uses historical data to estimate the variables used in the option-pricing model. SFAS 123(R) also requires the Company to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based compensation is amortized over the requisite service periods of the awards, which are generally the vesting periods. The amount of stock-based compensation expense that is recognized in a given period is dependent upon management's estimates of when the diluted earnings per share targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense could be accelerated or spread out over a longer period.

(in thousands of dollars, except share data)

The weighted average fair value of the Company's stock options granted during 2007 were $14.75 using the following assumptions:

Expected term (in years)	7.62
Expected volatility	36.79 %
Expected dividend yield	0.43 %
Risk-free interest rate	4.11 %

This table presents certain information relating to the Company's stock option plans for 2007:

	Number of Shares	Weighted Average Price
Balance as of December 31, 2006	601,000	$ 18.50
Net transfers	(132,000)	22.01
Granted	37,000	32.49
Exercised	(22,000)	4.40
Expired or canceled	(4,000)	19.28
Balance as of December 31, 2007	480,000	$ 19.18
Exercisable as of December 31, 2007	301,000	$ 16.72

As of December 31, 2007, there were 301,000 shares exercisable. The expiration dates for options at December 31, 2007 range from December 16, 2008 to December 10, 2017 with a weighted average remaining contractual life of options outstanding is 6.1 years.

This table summarizes information relating to all options outstanding at December 31, 2007:

	Options Outstanding at December 31, 2007			Options Exercisable at December 31, 2007		
Range of Exercise Prices Per Share	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$4.25-$14.71	148,000	$ 11.58	3.7	116,000	$ 10.69	3.3
$14.78-$19.13	56,000	14.78	6.0	28,000	14.78	6.0
$19.28-$21.43	98,000	20.07	6.5	67,000	20.44	5.9
$21.55-$28.09	93,000	22.29	6.3	90,000	22.27	6.2
$29.61-$32.49	85,000	30.86	8.4	-	-	
	480,000	19.18	6.1	301,000	16.72	5.0

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85% of the fair value at the end of the stock purchase period, as defined.

(in thousands of dollars, except share data)

The cost of these plans are included in the intercompany allocations disclosed above.

9. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earns 77% of its brokerage commissions through one broker.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

END